06014706

Ladbrokes PLC

RECEIVED
2006 JUN 27 P 2:02
OFFICE OF INTERNATIONAL CORPORATE FINANCE

DIRECTORS' SHARE INTERESTS

LADBROKES PLC ("THE COMPANY") ANNOUNCES THE FOLLOWING CHANGES TO THE INTERESTS OF DIRECTORS AND OTHER PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY ("PDMRs") IN FULLY PAID ORDINARY SHARES OF 28⅓P EACH IN THE COMPANY ("SHARES") HELD UNDER THE COMPANY'S SHARE INVESTMENT PLAN:

SUPPL

DIRECTORS	***NO. OF SHARES PURCHASED (NOTE 1)***	***NO. OF BONUS SHARES AWARDED (NOTE 2)***	***NO. OF DIVIDEND SHARES AWARDED***	***CURRENT INTERESTS UNDER THE PLAN NO. OF SHARES***
CHRISTOPHER BELL	19	9	0	1,466
JOHN O'REILLY	19	9	0	1,466
PDMRs				
MIKE O'KANE	19	9	0	1,466
MICHAEL NOBLE	19	9	0	1,466

NOTES:

1. SHARES PURCHASED PURSUANT TO THE PLAN ON 5 JUNE 2006 AT 398P PER SHARE
2. SHARES PURCHASED MATCHED PURSUANT TO THE PLAN BY THE ALLOTMENT ON THE SAME DATE AS IN NOTE 1 OF ONE BONUS SHARE FOR EVERY TWO SHARES PURCHASED.

dle 6/27

Ladbrokes PLC

COMPANIES ACT 1985 ("THE ACT")

SECTION 198 NOTIFICATION

LADBROKES PLC ("THE COMPANY") RECEIVED NOTIFICATION TODAY PURSUANT TO PART VI OF THE ACT, FROM FIDELITY INVESTMENTS ("FIDELITY") THAT THE INTERESTS ON 12 JUNE 2006 OF FMR CORP AND ITS DIRECT AND INDIRECT SUBSIDIARIES, FIDELITY INTERNATIONAL LIMITED ("FIL") AND ITS DIRECT AND INDIRECT SUBSIDIARIES AND MR E C JOHNSON (A PRINCIPAL SHAREHOLDER OF FMR CORP AND FIL) HAVE DECREASED TO 23,590,086 ORDINARY SHARES OF 28⅓P EACH OF THE COMPANY, WHICH INTERESTS REPRESENTED 3.77% OF THE ISSUED SHARE CAPITAL OF THE COMPANY.

FIDELITY HAVE ADVISED THAT THE REGISTERED HOLDERS AND NUMBER OF SHARES HELD BY EACH OF THEM ARE AS FOLLOWS:-

	SHARES
BANK OF NEW YORK BRUSSELS	1,241,955
BANK OF NEW YORK BRUSSELS	319,994
BANK OF NEW YORK EUROPE LDN	1,414,058
BANKERS TRUST LONDON	172,964
BROWN BROTHERS HARRIMAN LTD LUX	392,452
JP MORGAN CHASE BANK	995,192
JP MORGAN, BOURNEMOUTH	908,544
JP MORGAN, BOURNEMOUTH	11,828,473
JP MORGAN, BOURNEMOUTH	1,602,197
JP MORGAN, BOURNEMOUTH	533,446

MELLON BANK	1,116,415
MIDLAND SECURITIES SERVICES	77,152
NORTHERN TRUST LONDON	2,204,686
STATE STR BK & TR CO LNDN (S	312,868
STATE STREET BANK & TR CO	51,845
STATE STREET BANK & TR CO	417,845
TOTAL	23,590,086